Annual General Meeting
The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on June 16, 2021 for action to be taken.
2021 VOTING INSTRUCTIONS    AMERICAN DEPOSITARY SHARES
COMPASS Pathways plc (the “Company”)
ADS CUSIP No.:    20451W101.
ADS Record Date:    May 18, 2021.
Meeting Specifics:    Annual General Meeting to be held on Tuesday, June 22, 2021 at 4:00 p.m. (UK time) (11:00 a.m. Eastern Time) at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY, United Kingdom (the “Meeting”).
Meeting Agenda:    Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:    Citibank, N.A.
Deposit Agreement:    Deposit Agreement, dated as of September 22, 2020.
Deposited Securities:    Ordinary Shares of the Company (“Shares”).
Custodian:    Citibank, N.A. (London).
The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Company has informed the Depositary that voting at the Meeting will be by way of poll rather than by show of hands. Holders of ADSs are not entitled to attend and vote at the Meeting in person.
Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received timely from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.
Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as contemplated herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.
Please further note that in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Articles of Association of the Company.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found on pages 5 through 7 of the Company's Notice of Meeting.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS
ORDINARY RESOLUTIONS
1.To re-elect as a director, David Norton, who retires by rotation in accordance with the Articles of Association.
2.To re-elect as a director, Ekaterina Malievskaia, who retires by rotation in accordance with the Articles of Association.
3.To re-elect as a director, Wayne Riley, who retires by rotation in accordance with the Articles of Association.
4.To re-appoint PricewaterhouseCoopers LLP, an English registered limited liability partnership, as UK statutory auditors of the Company, to hold office until the conclusion of the next annual general meeting of shareholders.
5.To authorise the Audit and Risk Committee to determine our auditors’ remuneration for the fiscal years ending 31 December 2020 and 31 December 2021.
6.To receive the UK statutory annual accounts and reports for the fiscal year ended 31 December 2020 and to note that the Directors do not recommend the payment of any dividend for the year ended 31 December 2020.
7.To receive and approve on an advisory basis our UK statutory directors’ remuneration report for the year ended 31 December 2020, which is set forth at pages 29 to 32 of the 2020 Annual Report.
8.To approve the Directors’ Remuneration Policy on pages 33 to 57 of the 2020 Annual Report, which will take effect immediately after the Annual General Meeting of the Company on 22 June 2021.
The Company’s Board recommends a “FOR” vote for all resolutions.
A Issues    COMPASS Pathways plc

Ordinary Resolutions	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐
B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue.
If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such Issue.
Please be sure to sign and date this Voting Instructions Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.
Signature 1 - Please keep signature within the line    Signature 2 - Please keep signature within the line    Date (mm/dd/yyyy)

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